Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3 No. 333-280076) and related Prospectuses of Beyond, Inc. for the registration of common stock, preferred stock, debt securities, warrants, purchase contracts and units and to the incorporation by reference of our report dated February 14, 2023, with respect to the financial statements of Medici Ventures, L.P., included in the Annual Report (Form 10-K) of Beyond, Inc., for the year ended December 31, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Salt Lake City, Utah
February 25, 2025